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SECUR SION

13026229

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 26 2013
Washington DC
404

SEC FILE NUMBER
8- 65595

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUN'S BROTHERS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

363 DALENE WAY
(No. and Street)

HONOLULU (City) HI (State) 96821 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MIN WON YANG (808) 538-0590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LATHAM, DAVID E.
(Name – *if individual, state last, first, middle name*)

735 BISHOP STREET, SUITE 432, (Address) HONOLULU (City) HI (State) 96813 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, MIN WON YANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUN'S BROTHERS SECURITIES, INC., as of SEPTEMBER 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOLEEN M. ENGLISH NOTARY 96-123 PUBLIC STATE OF HAWAII

Signature

PRESIDENT

Title

Notary Public Joleen M. English
State of Hawaii, My Commission Expires: Oct. 10, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Doc. Date: Nov. 20, 2013 **# Pages:** 17

Notary Name: Joleen M. English First Circuit

Doc. Description: Annual Audited Report SEC Form X-17A-5 Part III

JOLEEN M. ENGLISH NOTARY 96-123 PUBLIC STATE OF HAWAII

Notary Signature 11/20/13 Date

NOTARY CERTIFICATION

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: September 30, 2013

Sun's Brothers Securities, Inc.
(Name of Respondent)

363 Dalene Way, Honolulu, HI 96821
(Address of principal executive office)

Min Won Yang
President
Sun's Brothers Securities, Inc.
363 Dalene Way
Honolulu, Hawaii 96821
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SUN'S BROTHERS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

YEAR ENDED SEPTEMBER 30, 2013

Contents

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Sun's Brothers Securities, Inc.
Honolulu, Hawaii

Report on the Financial Statements

I have audited the accompanying Statement of Financial Condition of Sun's Brothers Securities, Inc. (the Company) as of September 30, 2013, and the related Statements of income, changes in stockholder's equity, changes in, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the author's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun's Brothers Securities, Inc. as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the Unites States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 10 thru 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 10 thru 13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information on pages 10 thru 13 fairly stated in all material respects in relation to the financial statements as a whole.

DAVID E. LATHAM, C.P.A.
Honolulu, Hawaii

November 20, 2013

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2013

ASSETS

Current Assets - cash in bank	$	1,286
Receivable from clearing broker		84,100
Total Current Assets		85,386
Property and equipment: Net of accumulated depreciation of $11,799		808
Other Asset - cash on deposit with Broker-Dealer		21,273
Total Assets	**$**	**107,467**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$	1,196
Commissions payable		42,091
Hawaii general excise tax payable		3,924
Rent payable		1,425
Total Current Assets		48,636
Stockholder's equity:		
Common stock, $1.00 par value; 1,000 Shares outstanding		1,000
Additional paid-in capital		21,060
Retained earnings		36,771
Total Stockholder's Equity		58,831
Total Liabilities and Stockholder's Equity	**$**	**107,467**

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2013

Revenue:	
Commissions	$ 299,462
	$ 299,462
Expenses:	
Depreciation	202
Interest expense	377
Compensation of officers	60,500
Commissions paid to clearing broker	24,794
Commissions paid to other brokers	6,998
Rent	9,750
Hawaii General Excise Tax	12,594
Other operating expenses	76,333
	191,548
Net income before provisions for Income Tax	107,914
Income Tax	-0-
Net Income	**$ 107,914**

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2013

		Capital Stock		Additional Paid-In Capital		Retained Earnings		Total Stock-holders' Equity
Balance at September 30, 2012	$	1,000	$	89,060	$	(71,143)	$	18,917
Paid in capital withdrawals				(68,000)				(68,000)
Net income for period						107,914	$	107,914
Balance at September 30, 2013	$	1,000	$	21,060	$	36,771	$	58,831

See Notes To Financial Statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED SEPTEMBER 30, 2013

Activity during period	$ - 0 -
Balance, September 30, 2013	$ - 0 -

See Notes To Financial Statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2013

Cash flows from operating activities:		
Net income	$	107,914
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation during period		202
Increase in commissions receivable		(84,100)
Decrease in general excise tax receivable		233
Increase in commissions payable		40,002
Decrease in accounts payable		(1,583)
Decrease in rent payable		(4,325)
Increase in general excise tax payable		3,923
Net cash (used) by operating activities	$	62,266
Cash flows from investing activities:		
Transfer from money market account		6,509
Purchase of fixed assets		(1,010)
Net cash flows from investing activities	$	5,499
Cash flows provided by financing activities:		
Withdrawals from paid in capital		(68,000)
Net cash provided by financing activities	$	(68,000)
Cash at September 30, 2012	$	1,521
Net increase in cash	$	(235)
Cash at September 30, 2013	$	1,286
Supplemental cash flow disclosure		
Income tax paid	$	0
Interest paid	$	378

See Notes To Financial Statements

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2013

Note A - Summary of Significant Accounting Policies:

Business activities:

Sun's Brothers Securities, Inc. was registered on December 16, 2002 as a Broker/Dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 with the National Association of Security Dealers, Inc.(Now the Financial Industry Regulatory Agency, FINRA) Central Registration Depository System.

In accordance with this registration the nature and scope of Sun's Brothers Securities, Inc.'s activities are to buy orders for the sale of mutual funds and securities, consulting, and related financial advisory services in the State of Hawaii. Sun's Brothers Securities, Inc is required to maintain a minimum "net capital" of $5,000 at all times.

Cash and Cash Equivalents:

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of credit risk:

The Company is engaged in various activities in private placement of securities in which counter parties, primarily broker-dealers, banks, and other financial institutions participate. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Estimates:

Management uses estimates and assumptions in preparing financial statements. Those estimated and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Date of management's review:

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through November 20, 2013 the date that the financial statements were available to be issued.

Property, equipment and depreciation:

Property and equipment are stated at cost. Depreciation is computed using the accelerated method over the estimated useful lives of the assets, five years. Depreciation is provided under the modified accelerated cost recovery system (MACRS).

Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The Company had net taxable income of $112,342 for both Federal and State taxes during the period. This income was offset by a net operating loss deduction accumulated from losses in prior years. After the deduction the company had a remaining net operating loss carry forward at September 30, 2013 of $13,211 for Federal Income Taxes and $13,111 for Hawaii State Income Taxes.

The Company's tax filings are subject to audit by various taxing authorities. The Company's Federal Income Tax Returns for the years ended September 30 2011, 2012, and 2013 remain open to examination by the Internal Revenue Service; State Income Tax Returns for the same periods remain open to examination by the State of Hawaii. In evaluating the Company's's tax provisions and accruals, the Company believes that its estimates are appropriate based on current facts and circumstances.

Note B - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At September 30, 2013, the Company had net capital of $58,023 which was $53,023 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 92% at September 30, 2013.

Note C - Fully Disclosed Clearing Agreement:

Sun's Brothers Securities, Inc. has a fully disclosed clearing agreement with a broker-dealer to execute orders, and the clearance and settlement of all transactions, for the Company's customers.

Note D - Related Party Transactions:

The Company has an expense agreement with Min Won Yang, sole stockholder in which the sole stockholder agrees to assume payment responsibilities for paying certain ongoing business expenses of Sun's Brothers Securities, Inc. including space rent, utilities and insurance required for office space, and related miscellaneous ongoing expense for the operation of the business.

Note E - Retirement Plan:

The Company provides a SEP IRA retirement plan for its employees. At the discretion of the Company's management, the Company may provide contributions to the retirement plan of up to 25% of employee compensation. The Company made no contribution for the year ended September 30, 2013.

SUN'S BROTHERS SECURITIES, INC.

SUPPLEMENTARY INFORMATION
SEPTEMBER 30, 2013

COMPUTATION OF NET CAPITAL

Total ownership equity (from statement of financial condition)	$	58,831
Add:		
Allowable credits		-0-
Total capital and allowable credits		58,831
Deduct:		
Non-allowable assets		808
Net capital before haircuts on securities positions		58,023
Haircuts on securities		-0-
Net Capital	$	**58,023**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required: (6-2/3%) of aggregate indebtedness:		
Aggregate indebtedness		47,916
6-2/3% of above		3,194
Minimum dollar net capital requirement of broker-dealer		5,000
Net capital requirement (greater of above amounts)		5,000
Excess net capital		53,023

COMPUTATION OF AGGREGATE INDEBTEDNESS

Credit card payable		1,196
Rent payable		1,425
Hawaii general excise tax payable		3,924
Commissions payable	$	42,091
Total Aggregate Indebtedness	$	**48,636**
Percentage of aggregate indebtedness to net capital		**92%**

SUN'S BROTHERS SECURITIES, INC.

SUPPLEMENTARY INFORMATION

RECONCILIATION OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2013

Net capital per respondent's most recent X-17A-5, Part II		$ 58,891
Adjustment for:		
Additional accounts payable	(868)	(868)
Net capital per audited financial statements		$ 58,023

SUN'S BROTHERS SECURITIES, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 SEPTEMBER 30, 2013

Credit balance in customers' security accounts	$	- 0 -
Debit balance		- 0 -
Reserve computation:		
Excess of total debts over total credits		None
Required deposit		None

There is no material difference between the corporation's computation included in Part II of Form X-17A-5 as of September 30, 2013, and the computation presented.

SUN'S BROTHERS SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION ON CONTROL REQUIREMENTS UNDER Rule 15c3-3 SEPTEMBER 30, 2013

Sun's Brothers Securities, Inc. does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities and does not carry accounts of, or for, customers.

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
Sun's Brothers Securities, Inc.
Honolulu, Hawaii

In planning and performing my audit of the financial statements of Sun's Brothers Securities, Inc. (the Company), as of and for the year ended September 30, 2013 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities I did not review the practices and procedures followed by the Company in any of the following.

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors fo the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DAVID E. LATHAM, C.P.A.
Honolulu, Hawaii

November 20, 2013